

Mail Stop 4561

July 25, 2016

Bonnie Yi Zhang
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai 200121, China

>   **Re: SINA Corporation**
>   **Form 20-F for the Fiscal Year Ended December 31, 2015**
>   **Filed April 28, 2016**
>   **Form 6-K filed May 13, 2016**
>   **File No. 001-37361**

Dear Ms. Zhang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

Results of Operations

Net Revenues, page 85

1.   In your Q1 2016 earnings call, you state that the gap between mobile traffic and mobile monetization has been further narrowed with over 60% of the portal traffic coming from mobile terminals and nearly 44% of the total advertising revenues being generated from mobile. Similarly, we note your reference to mobile DAUs in the Q4 2015 earnings call with regards to the Weibo advertising revenues and the fact that mobile monetization

continues to be a critical driver to Weibo. Please provide us with a breakdown of portal advertising and Weibo revenues between mobile and PC for each period presented, including the periods to date in fiscal 2016. Also, describe for us how you separately track monetization for mobile and what consideration was given to separately discussing any known trends. Please refer to Item 5.D of Form 20-F and Section III.B.3 of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 6. Goodwill and Intangible Assets

Goodwill, page F-28

2.   We note that as of December 31, 2015, you performed a qualitative impairment assessment of goodwill. We further note the decreasing revenue and increasing operating losses in your Portal Advertising segment for the periods presented. Please describe for us the basis for your conclusion that as of December 31, 2015 it was not more-likely-than-not that the fair value was less than the carrying value for this reporting unit. Refer to ASC 350-10-35-3C through 35-3G.

Note 17. Financial Instruments

Non-recurring, page F-52

3.   We note that you measured the fair value of your cost method and equity method investments using significant unobservable inputs. Please tell us what consideration you gave to the disclosure requirements of ASC 810-10-50-2(bbb) and 2(f).

Form 6-K filed May 13, 2016

Exhibit 99.1

Unaudited Reconciliation of Non-GAAP to GAAP Results

4.   It appears that you do not include a separate income tax adjustment in arriving at non-GAAP net income (loss) attributable to SINA, which appears inconsistent with the updated Compliance and Disclosure Interpretation issued on May 17, 2016. Please review the guidance in Question 102.11 when preparing your next earnings release.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ed Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Z. Julie Gao, Esq.
    Skadden, Arps, Slate, Meagher & Flom LLP